Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

March 31, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of lndia Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Agreement to contribute to ABCD Technologies LLP

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the Company has entered into a partnership agreement with ABCD Technologies LLP (to be renamed as IndoHealth Services LLP).

The details required under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are enclosed as Annexure – A.

This is for your information and record.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

Annexure A

a) Name of the target entity, details in brief such as size, turnover etc.

i) Name of the Target entity: ABCD Technologies LLP (to be renamed as IndoHealth Services LLP).

ii) Details of Target entity: The target entity is a newly incorporated limited liability partnership (‘LLP’) and has not commenced any business activities.

b) Whether the acquisition would fall within related party transaction(s) and whether the promoter/promoter group/group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms-length”	No
c) Industry to which the entity being acquired belongs	Digital Supply Chain-Healthcare/ Pharmaceutical and allied segments/ services.
d) Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity	The transaction is in line with the Company’s purpose of accelerating access and affordability of medicines to all, and the strategy of leveraging digital technology and infrastructure towards this. The proposed business of Target entity will be carried out with an objective to facilitate the digitization of the healthcare infrastructure in India towards enhancement of Good Distribution Practices (“GDP”) inter alia, in support of the National Digital Health Mission of Government of India (“Business.”).
e) Brief details of any governmental or regulatory approvals required for the acquisition	None
f) Indicative time period for completion of the acquisition	March 31, 2021. Subsequent tranches of contribution will follow basis the contribution made by other partners.

g) Nature of consideration – whether cash consideration or share swap and details of the same	Cash infusion as capital contribution and/or loan.
h) Cost of acquisition or the price at which the shares are acquired

Contribution upto INR 40 crores corresponding to the contribution by the other partners.

The overall contribution is scalable over a period of time with the same share of profit/loss corresponding to the contribution of other partners.

i) Percentage of shareholding / control acquired and/or number of shares acquired	Upto 20% share of profit/ loss in LLP.
j) Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

The target entity has been incorporated on February 10, 2021 with an object to facilitate, enable and promote efficiency in pharma supply chain and larger pharma ecosystem to enable the stakeholders to provide better and more affordable patient care solutions, in line with the objectives of NDHM with activities strictly in compliance with applicable law.

The LLP will be an industry digital initiative by certain major pharmaceutical companies.

The Target entity will be a holding entity and would undertake business through one more LLPs or subsidiaries.